Filed by Hewitt Associates, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Exult, Inc. Commission File No. 0-30035

Hewitt and Exult:
A Winning Combination

Leader Briefing Script

June 16, 2004

(Dale)

        Hello, this is Dale, coming to you from Lincolnshire.

        Thanks to all of you for joining the call this morning, particularly on such short notice (which was required for legal reasons). On the call are the Hewitt Leadership Group, all Client Development associates, and some additional representation from Workforce Management and HR.

        The reason we've brought you all together today is to talk about a very exciting announcement our firm has just made. A few hours ago, we issued a press release announcing our intent to join forces with Exult, a leading provider of HR business process outsourcing.

        This move creates tremendous opportunity for our firm, and I'm very pleased to be talking with you about it this morning. With me to tell you more are Jim Madden, Founder, Chairman and CEO of Exult, and Bryan Doyle, leader of Hewitt's HR Outsourcing business.

        But before we get into the presentation, we need to run through the Safe Harbor language, as is legally required in such circumstances.

(Caryn will read—but don't intro her yet)

        During this call, we will be discussing forward-looking information. When we talk about future results or events, there are a number of factors that could cause actual results or events to be materially different from what we expect. These factors are listed at the end of our press release issued this morning, as well as in our SEC filings. Except as provided by federal securities laws, we are not required to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

        We intend to file a registration statement including a proxy statement and prospectus in connection with our proposed combination with Exult. You are urged to read these documents when they become available because they will contain important information about the transaction. Our press release of today has instructions for obtaining copies of these documents, as well as our prior SEC filings and other information.

(Dale)

        Now, let's get to the exciting part. This is truly a landmark day

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  for Hewitt;

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  for our clients, associates, and stockholders; and

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  for broader HR outsourcing in general.

        The marketplace is looking for a more comprehensive and flexible solution, and together with Exult, we will be able to deliver it!

        I want to walk you through the strategic reasons for this merger—I think you'll agree that they're compelling. Then, Bryan will tell you a bit about our plans and how we'll capitalize on the coming together of our two organizations. And, Jim Madden will make a few comments about today's news. Before we conclude, we'll have some time for Q&A, and we'll end the call within the hour.

        Now, technically speaking, this is an acquisition by way of merger, meaning that we will be exchanging Hewitt stock for Exult's and merging Exult into Hewitt Associates. But, in practical terms, this is really a joining together to create a powerful new market force in HR business process outsourcing. And it's also a clear demonstration—to our clients, prospects, associates, and stockholders—of Hewitt's ongoing commitment to being the most influential advisor and leading service provider in the people business.

        To help you understand why this combination makes sense, let's walk through what each company brings to the table and how the combined entity brings something new to the marketplace.

        Hewitt, of course, is an industry leader with an integrated HR outsourcing and consulting offering that sets us apart in the marketplace. We have a strong brand in the US and emerging brand in other regions, an outstanding track record in serving our clients exceptionally well, and significant HR domain expertise.

        Exult is a global leader in the HR business process outsourcing space, with solutions quite complementary to our own. They've gone from startup to almost $500 million in revenues in six short years and today have over 2,400 employees in North and South America, Europe, and Asia Pacific. Among their larger locations are:

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  Charlotte, NC, with more than 450 employees;

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  Mumbai, India, with over 400 employees;

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  South Shields, UK, and The Woodlands, TX, each with about 300 employees; and

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  Uberlandia, Brazil, with over 150 employees.

        So, clearly, they are a global presence.

        Exult's services span a broad scope of HR, including deep capabilities in Recruiting & Staffing and Managed Payroll. They have targeted Global-500-type companies. To date, they have signed 16 clients (including 8 large managed payroll clients), and they have a number of global clients. Their client list includes blue chip names like Bank of America, Bank of Montreal, BP, McKesson, Pactiv, Unisys, Circuit City, International Paper, Prudential, Air Canada, Universal Music, and Morrisons.

        On a more personal note, as happens with these kinds of deals, I've spent a significant amount of time interacting with Exult leadership, getting to know them personally. And I can tell you that Exult is talent-rich—full of bright, caring, committed people just like our own.

        So, looking at what each organization brings to the table, and thinking about what our clients and the marketplace are seeking, I'm very pleased that we're coming together. I can say with confidence that Hewitt and Exult are a winning combination. And, if any two organizations can prove that the whole is sometimes greater than the sum of its parts, we can!

        Now, I'd like to tell you about the four key strategic benefits for Hewitt and Exult in joining forces.

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  First, it will make Hewitt a leader in broader HR BPO, a key growth segment. As most of you know, organizations that choose HR business process outsourcing are making the decision to outsource some or all responsibility for the management and administration of HR to a third party. HR BPO is a segment in its early stages, and independent industry analysts predict that this area will grow at double-digit rates over the next few years to more than $37 billion worldwide by the end of 2007. For me, it feels like we're at the threshold of major growth like that which we saw in the early days of benefits outsourcing in the 1990s. We want to exploit the opportunity that exists today, and Exult can help us do so (while at the same time fueling our consulting business growth).

    We already play in many areas of HR BPO, but Exult broadens our scope to be able to work with clients in whatever way is most appropriate for them. The combined company will provide benefits outsourcing services to more than 18 million end users from more than 300 companies in benefits outsourcing, and HR consulting services to more than 2,300 companies. It will also provide broader HR outsourcing services to more than 600,000 end users from 21 client organizations. That includes 16 clients from Exult plus 5 of our own that we're serving today through our Workforce Management line of business.

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  The second key benefit of joining forces with Exult is that, as a combined entity, we'll have the most comprehensive, flexible client solution in the marketplace. Our shorthand expression for this is "place, priorities, and pace". Many of our clients have made significant investments in various parts of their HR infrastructure and processes. So, while they're enthusiastic about our current Workforce Management business model (which involves a transformational approach), they may be challenged in thinking about how to make this transition and how quickly they can move. By joining forces with Exult, we can offer clients the entire spectrum of outsourcing and consulting solutions. We'll "meet clients at whatever place they are", work on their specific priorities, and move at a pace in line with their needs. In addition, Hewitt will gain new capabilities through Exult, including recruiting & staffing, global mobility, time & attendance, and learning & development. And Exult will help us establish a broader global presence and capabilities in process rationalization, scoping expertise, and vendor management. These capabilities, combined with Hewitt's full suite of HR consulting services, will make Hewitt the only organization capable of offering an end-to-end solution, from strategy and design to administration and outsourcing.

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  The third key benefit of the combination is that together, we will possess unmatched execution, excellence, and experience across HR outsourcing and consulting. The combined company will have deep-rooted experience in HR strategy, design, and implementation, and in providing outsourcing services to hundreds of large, complex companies on a global basis and across different technology architectures. We will have outsourcing and consulting experience and client relationships unmatched in the marketplace.

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  The fourth and final key benefit that I want to mention is the greater scale and increased financial strength this creates. The combined company will have unmatched scale in HR BPO, with a unique business model. Our combined investment and capability in people and technology will accelerate our future growth.

        So, as you can see, there are significant benefits for both Hewitt and Exult and for our respective clients, employees, and stockholders.

        With that, why don't I turn things over to Bryan so he can tell you a bit more about Exult's capabilities and our integration plans.

(Bryan)

        Thank you, Dale. Hello, everyone.

        Dale has already given you a sense for the importance of today's announcement to our firm, but I'd just like to reiterate how excited we all are about the growth potential these two organizations have on a combined basis and what we together can offer to our clients and the marketplace. I'm pleased that, once the transaction closes, I will be welcoming Exult employees, partners, and clients to Hewitt Associates.

        Dale told you a few things about Exult already, but I'd like to provide additional context. Exult's service approach enhances our current Workforce Management solution and overall HR outsourcing offer, in that it "meets the client where they are." Exult has deep experience in executing a flexible approach that enables us to leverage a client's existing investments, see immediate results, and avoid additional costs. Sometimes when a client has invested substantially in existing systems, service centers, and other solutions, they may find it difficult to justify the time, energy, risk, and effort it would take to convert to our Hewitt systems right away. The client would prefer to leverage their existing solutions while moving forward, and the Exult approach allows them to do that. Additionally, they can make immediate operational improvements to existing processes and begin the continuous improvement process to enhance functionality for employees and managers. This all delivers results to the client.

        Now, these concepts are not entirely new to us. You remember that a few weeks ago we announced our agreement with Capgemini to provide a full range of integrated HR services to TXU. Joining forces with Exult represents a second, much larger step in broadening our solution to accelerate our growth in the HR BPO space.

        Now, some of you might ask why we'd merge with Exult when we've already begun going down this path on our own. Exult's expertise in this area will be a tremendous help to us. And although I have no doubt that we could have built the capabilities internally, the time required to do so (not to mention the cost) would have put us at risk of missing the very significant window of opportunity in the marketplace.

        Let me tell you a bit more about Exult's offerings and capabilities across the broad spectrum of HR:

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  Dale already mentioned their capabilities in Recruiting & Staffing, which will provide us with a head start for our business. Exult is a large recruiter in the U.S., operating close to 40 recruiting centers and hiring 40,000 employees per year for their clients. We believe that this will be interesting to our HR Outsourcing and consulting clients.

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  Additionally, Exult has 300 payroll professionals providing Managed Payroll and Time & Attendance services to 8 large employers—however, not using their own systems to do this, as we do. This is an expanding business area for both organizations, and Exult's expertise will be a valuable complement to our own.

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  Exult's Learning & Development, Global Mobility, and Relocation capabilities will greatly accelerate our own existing development schedule in these areas.

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  And, Exult has capabilities in HR-related Finance & Accounting, including expense processing and accounts payable, which further expands our solution set.

        Exult has deployed many of these services in a modular, standalone model. This will enable us to sell these standalone services into the Hewitt client base and create a new revenue stream and client penetration strategy.

        Now a bit on Exult's sales team and brand strength. As anyone who has encountered them in the marketplace can tell you, Exult has proven to be highly effective in crafting and closing broad, complex HR outsourcing deals. The two organizations will bring together a proven prospect readiness evaluation process, effective C-Suite penetration techniques, strong business case development tools, existing client relationships, and access to loyal clients for cross-selling purposes. Additionally, Exult has good brand recognition in the HR BPO space. They have been effective in establishing relationships with key industry centers of influence and are always top of mind for HR opportunities. Their reputation will undoubtedly open new opportunities for both our consulting and outsourcing businesses.

        One last point I'd like to make about Exult is that they have assembled a broad team of processing experts. They are experienced in hands-on HR operations and in the transition of client operations into the outsourced environment. Exult associates will complement our existing HR domain and consulting expertise and provide the additional proven resources we need to accelerate the acquisition and implementation of new clients.

        So now that you've heard all this, I imagine one question you might have is "How are we going to make this combination a success?"—because, clearly, how well we integrate and execute will determine whether we realize the full potential value of the merger.

        Our two organizations have already had extensive discussion and analysis of one another's operations. To minimize distractions to existing client service, we are establishing a separate, dedicated core integration team to manage all aspects of integration and measure its success. This team will consist of over 20 senior-level people (representing both Hewitt and Exult) to manage the process, ensure it gets full attention and dedication, and enable us to successfully capture synergies.

        Of course, Hewitt has significant experience in integrating companies, not only for itself—as with Bacon & Woodrow, NTRC, and Cyborg—but also in working with clients. So, we looked to our Talent and Organization Consulting line of business for help on this effort. The integration team will employ a rigorous integration and execution planning process from our Corporate Restructuring & Change consulting area within TOC. And, our Merger Program Office will be co-led by TOC senior consultant Mark Oshima, who played a similar role for Hewitt on the HP-Compaq deal (one of the largest corporate mergers in history), and Esther Laspisa, our Workforce Management Global Leader.

        The integration team will include team leads for: Operations, Product offerings, Marketing, Financial, HR, Legal, Information Systems, and Real Estate.

        Four cross-functional teams have been established to focus on critical processes that span multiple functions. These include: Business model reconciliation, Sales, Synergy capture, and Communication. Exult employees will be added to these teams as soon as is allowable.

        We have identified five critical integration priorities, which I'd like to run through for you:

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  First, our sales forces. Once the acquisition closes, we will pool key selling resources from Hewitt and Exult to develop a dedicated team that will focus on HR BPO sales generation. We'll leverage our combined relationships with our 21 HR BPO clients, 300+ benefits outsourcing clients, and 2,300 consulting clients. Our plans include rapid, but calibrated, steps to transfer knowledge between organizations to facilitate cross-selling to our combined clients. We will also review sales incentives during this process to align results.

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  A second priority is integration of product development. The combination of these two firms brings many complementary products and services that will help complete each organization's solution sets. Integration planning will also include specific road maps for each of our products and services that drive to the best products and a more comprehensive and flexible solution.

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  A third priority is technology integration. We will have a dedicated team of technologists who will work on integrating the two companies' technology platforms. This team has begun mapping out technology integration priorities to obtain synergies that will drive long-term efficiencies.

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  Fourth, operations is a large integration opportunity. Here, too, we have mapped out initial plans for consolidating operations and client teams where it makes sense, based on client needs, geography, and/or efficiency. A dedicated team will be focused on ensuring that operational integration proceeds efficiently with minimal disruption.

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  And last, and most importantly, people. The combination of Exult and Hewitt talent is one of the most exciting and important areas of focus for our integration efforts. As is true in other areas, the two organizations' people have very complementary skill sets, and having them all together in one organization should differentiate us in the marketplace. We are already hard at work mapping out the key priorities from a people perspective to ensure integration runs as smoothly as possible and that associate needs are actively managed—including roles, organization structure, pay, benefits, etc.

        One important element of any integration effort is ensuring we have the management team and structure identified and in place early on. As we merge the two organizations, our goal will be to establish a structure that:

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  preserves (or even enhances) client service,

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  eliminates barriers to sale and broadens our sales capability, and

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  delivers revenue and cost synergies.

        There are, of course, many details to figure out. In some areas (such as product development and strategy) we will want to combine our resources and our capabilities to have one integrated approach. In other areas (such as existing client delivery), we may run some aspects separately, at least initially.

        I am pleased to share that Jim Madden will be joining the Hewitt management team to focus on integration and transition, as well as business development efforts for the company's broader HR BPO business. I've gotten to know Jim and his leadership team quite well during the process leading up to this announcement, and I can say without hesitation that they represent some of the best talent there is in HR BPO. Right now, I have the pleasure of introducing Jim to you on this call.

(Jim Madden)

        Thanks, Bryan. I'm equally pleased to be here. I want to keep it simple, so let me just say that I believe the combination of these two firms is highly complementary, and a real win for both Hewitt and Exult employees and clients.

        Our two companies bring tremendous value to one another. Joining our capabilities and solutions with yours gives us the right framework, structure, scale, leverage, and operational excellence to really exploit marketplace opportunity. Your firm's deep outsourcing and consulting experience (particularly in serving the large market) and your significant HR domain expertise made you the logical choice to partner with us.

        We know Hewitt quite well and have tremendous respect for the organization. Speaking on behalf of all Exult employees, we are thrilled to be joining together with Hewitt and are confident that we have a bright future together. We're really looking forward to working together and getting to know you better.

        Bryan?

(Bryan)

        Thanks, Jim. Before we move on, let me tell you about a few more Exult leaders and what their roles will be in the combined organization. Initially we will have 4 lines of business in HR Outsourcing: Benefits, Payroll, Workforce Management, and now BPO. Benefits will continue to be led by Jim Konieczny, Payroll by Leslie Pontello and Mike Blair, and Workforce Management by Esther Laspisa. Kevin Campbell, currently President and COO of Exult, will be taking on leadership of the BPO line of business within HRO. We're very pleased to have Kevin on our team, and believe his skill set is one that is unique and unmatched in the industry.

        Externally we will sometimes refer to our entire HR Outsourcing business as HR BPO but we will also want to continue to expand our services around Benefits, Payroll, and Workforce Management on a standalone basis like we do today. We know this might be confusing but we will be working very hard to have clarity with clients and prospects.

        We are also pleased to be joined by Steve Unterberger, President of Business Model Architecture at Exult, who will co-lead product development along with Sanjiv Anand. And Michael Salvino and

Richard Jones will take on roles in the combined organization. In fact, most of Exult's senior operating management team have agreed to join Hewitt. We are fortunate to have this very strong management talent join our organization, and look forward to working with them more closely.

        I expect you're wondering about role redundancy, which is inevitable whenever two organizations are combined. To capitalize on the synergies of the combination, it's important that we consolidate redundant roles quickly. But, remember that the goal is not to eliminate people, but rather, to capitalize on synergies by eliminating redundant roles. It will be important for us to retain key talent, because good talent is hard to come by. That said, we expect that some whose roles are affected by the integration will not find other roles, or will not choose to take on another role, and will end up leaving Hewitt. As always, we will treat these individuals with the utmost respect and sensitivity in their transition.

        Before I close, I want to express thanks, on behalf of the leadership of both companies, for the tremendous amount of work that has already happened to bring us to this point, and for all the work yet to be done to make us "one." This has been a huge, huge undertaking, and there are just too many names to mention, but thanks to each and every one of you.

        With that, let me turn things back to Dale so he can tell you more about the transaction.

(Dale)

        Thank you, Bryan. This transaction will require stockholder and regulatory approvals. So, while we can plan and position ourselves for integration as soon as the deal closes, Hewitt and Exult must continue to operate as separate companies until all approvals are received. If all goes as planned, we anticipate that the stockholder vote will happen in September, and the transaction will close around the start of our new fiscal year. But as Bryan outlined, that's just the start—integration will take significantly more work and additional time. As we move forward, we'll be tracking our progress and measuring our success.

        Now, before we move to Q&A, I'd like to quickly cover one other topic included in this morning's press release, and that's our financial expectations for this year and next.

        As we outlined in the release, we reiterated our previously stated financial expectations for net revenues to increase 10-11% over FY03.

        We also shared expectations for Hewitt before and after the effects of the merger for FY05. Before the effects of the merger, we would expect total net revenue growth for just Hewitt in FY05 of 6%-9%, with essentially all of that being organic growth. This forecast comprises approximately 7%-10% growth in Outsourcing and 4%-8% growth in Consulting. We would expect this to result in about 15% growth in core earnings per share.

        With the addition of Exult, we expect revenue to increase in the range of 35%, including more than 50% in Outsourcing for FY05, relative to our expected FY04 revenue.

        Given this merger, we will not be able to complete an anticipated secondary offering of stock for at least the next several months. We know this is disappointing to some, but we couldn't let that get in the way of making decisions that enhance our long-term business success and value creation. We are aggressively pursuing alternative methods for creating liquidity options through additional Rule 144 sales and share repurchase approaches.

        OK then, we have a bit of time for Q&A. Joining us for the Q&A portion of this call are Dan DeCanniere, John Ryan, Esther Laspisa, Caryn Rowe, and Jocelyn Purtell. I have a few "starter" questions, but want to try to answer some of your specific questions as well. Unfortunately, we can't take questions live over the phone because of the size of the call, but we can take your questions via Sametime. To submit a question, please Sametime Steve Brett (spell it out), and we'll try to answer as many of your questions as we can. I'll read each question and determine who among those of us here in the studio is the appropriate person to respond.

Dale facilitiates Q&A

(Dale)

        Before we close, I'd like to take a few minutes and talk through what you can expect after this meeting, and how you can help us get things off to the right start.

        All of you will receive an email shortly after this call. This email will include more details on today's announcement and a set of Q&As for your own knowledge and to help you answer associates' questions. Many parts of the business will be holding follow-on meetings, and I encourage you to attend these to keep building your knowledge. For those of you outside North America, you have some very particular issues, and your leaders will address them in follow-on meetings.

        On behalf of Hewitt and Exult leadership, I'd like to ask a favor of each of you in the coming weeks and months: please do whatever it takes to help us make this merger successful. This could include any of the following actions:

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  First, encourage associates to stay focused on serving our clients exceptionally well.

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  Second, make sure you take the time to really understand the value that this merger will create for clients, associates, and stockholders. Review the information available to you, and ask questions to build your knowledge.

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  Third, understand (and help associates understand) that there are many regulatory limitations on what can and can't be communicated prior to closing, and that many questions they have will be related to integration work in progress. Please know that we will update leaders and associates on our progress as we're able.

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  Fourth, ensure that all public inquiries are directed to Jennifer Rice in Investor Relations or Kelly Zitlow in Public Relations.

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  Fifth, ensure that all contact with our existing clients is coordinated through the appropriate CM or MC to ensure consistency in message.

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  And last but not least, if you have questions, please ask your manager or submit them to the Vision 2005 mailbox, and we'll answer the most commonly-asked questions in upcoming communications on The Source.

        I'd like to close by reminding all of you of our vision to be "the most influential advisor and leading service provider in the people business." One of the most important reasons our firm went public two years ago was to bring us ever closer to this vision. Public ownership has increased our agility and offered new ways for us to grow, particularly in the HR Outsourcing arena. A combination with Exult would have been difficult or even impossible as a private partnership. Now, it's not only possible, it's reality—and the move has positioned us as a leader in the people business and a clear choice for clients demanding comprehensive, fully integrated HR solutions.

        I am extremely optimistic about our future. I hope you share my confidence and excitement about all we've achieved and where we're headed.

        Thanks for joining us today, everyone—have a great day!

Forward-Looking Information

        This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt's and Exult's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt's and Exult's results to differ materially from those described in the forward-looking statements can be found in Exult's 2003 Annual Report on Form 10-K and Hewitt's Form S-3 filed with the Securities and Exchange Commission ("SEC") and available at the SEC's internet site (http://www.sec.gov).

Additional Information and Where to Find It

        Hewitt intends to file a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC's internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations,121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

        Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt's executive officers and directors in Hewitt's definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult's executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.